Exhibit 5.1

August 20, 2024

Red Cat Holdings, Inc.

15 Ave. Munoz Rivera, Ste. 2200

San Juan, PR 00901

Re: Red Cat Holdings, Inc. Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for Red Cat Holdings, Inc., a Nevada corporation (the "Company"), in connection with the registration statement on Form S-8 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act"), relating to the registration of a total of 11,750,000 shares of the Company’s common stock (the “Shares”) pursuant to the Company’s 2019 Equity Incentive Plan (the “Incentive Plan”).

In rendering the opinion set forth below, I have reviewed (a) the Registration Statement and the exhibits thereto; (b) the Company's Articles of Incorporation, as amended; (c) the Company's Bylaws, as amended; (d) certain records of the Company's corporate proceedings as reflected in its minute books, including resolutions of the board of directors approving the Incentive Plan, (e) the Incentive Plan; and (f) such statutes, records and other documents as I have deemed relevant. I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and conformity with the originals of all documents submitted to me as copies thereof. In addition, I have made such other examinations of law and fact as I have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, it is my opinion that the Shares have been duly and validly authorized, and when the Registration Statement has become effective under the Act and the Shares are issued, such Shares will be legally issued, fully paid and non-assessable shares of the Company’s common stock.

If, for any reason, the foregoing assumptions are not accurate in any respect, this opinion cannot be relied upon.

Sincerely,

The Crone Law Group P.C.

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